
June 24, 2010

Robyn M. Denholm
Executive Vice President and Chief Financial Officer
Juniper Networks, Inc.
1194 North Mathilda Avenue
Sunnyvale, CA 94089

> **Re: Juniper Networks, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed on February 26, 2010**
> **File No. 001-34501**

Dear Ms. Denholm:

We have limited our review of your financial statements to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 71

1.   Your disclosure indicates that when determining VSOE you require that a "substantial majority of the selling prices fall within a reasonable range." Please clarify for us what you mean by "substantial majority" and "a reasonable range." With respect to maintenance, please provide the volume and range of standalone sales used to establish VSOE.

2.   We note your disclosure that your ability to recognize revenue in the future may be impacted by "conditions imposed by [your] customers." Please tell us what you mean by

this statement. Tell us about any conditions your customers have imposed and how these conditions impacted your revenue recognition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443 or Christine E. Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief